FOIA CONFIDENTIAL TREATMENT REQUESTED

Confidential Treatment Requested by ioneer Ltd
Pursuant to 17 C.F.R. Sec. 200.83
April 28, 2022 VIA EDGAR Division of Corporation Finance Office of Energy & Transportation	Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166-0193 Tel 212.351.4000 www.gibsondunn.com Eric Scarazzo Direct: +1 212.351.2389 Fax: +1 212.351.5289 EScarazzo@gibsondunn.com
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

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Submission of Draft Registration Statement on Form 20-F
Pursuant to the Division of Corporation Finance Announcement,
“Draft Registration Statement Processing Procedures
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Re:	ioneer Ltd Draft Registration Statement on Form 20FR12B Submitted Confidentially December 7, 2021 CIK No. 0001896084

To Whom It May Concern:

On behalf of ioneer Ltd (the “Company”), this letter responds to your letter, dated January 3, 2022 (the “Comment Letter”), regarding the above-referenced draft Registration Statement on Form 20-FR12B (the “Registration Statement”), confidentially submitted on December 7, 2021.  Each comment of the Staff of the Division of Corporation Finance (the “Staff”) is set forth below, followed by the corresponding response.  For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.  Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff appearing in bold type.

The Company is concurrently submitting its amended draft registration statement on Form 20-FR12B (the “Form 20-F”).  All page number references contained in the Company’s responses below correspond to the page numbers in the Form 20-F.

Cover Page

1.
We note you disclose here that Sibanye-Stillwater will subscribe for 145.9 million of your ordinary shares under the Sibanye-Stillwater Placement and that you expect the transactions encompassing the Strategic Partnership to close in the second half of calendar year 2022. However, you disclose on page 53 that you issued the 145.9 million ordinary shares to Sibanye-Stillwater following approval by your shareholders on October 21, 2021.  Please revise to clarify whether the Sibanye-Stillwater Placement has been completed and the current status of the Strategic Partnership.

Page 1 of the Form 20-F has been revised accordingly.

Key Information

Capitalization and Indebtedness, page 8

2.
Please revise to present the statement of capitalization and indebtedness as of a date no earlier than 60 days prior to the date of the filing. Your statement of capitalization and indebtedness should also describe whether your indebtedness are guaranteed or unguaranteed, secured or unsecured, and should include indirect and contingent indebtedness.  In addition, please tell us how you considered the US$3 million contingent liability with Peak Minerals LLC in your statement of capitalization and indebtedness. Refer to Item 3.B. of Form 20-F

Page 8 of the Form 20-F has been revised accordingly.

April 28, 2022

Confidential Treatment Requested by ioneer Ltd
Pursuant to 17 C.F.R. Sec. 200.83

Risk Factors, page 9

3.
We note your disclosure on page 76 that the deposit agreement provides that ADS holders waive the right to jury trial of any claim they may have against you or the depositary arising out of or relating to your shares, the ADSs or the deposit claim, including any claim under the U.S. federal securities laws.  Please include a risk factor to highlight the risks and impact associated with the jury trial waiver provision to those holding ADS or an interest therein, which may include increased costs to bring a claim, the possibility of less favorable outcomes, limited access to information and other imbalances of resources between the company and shareholders, and that these provisions can discourage claims or limit shareholders’ ability to bring a claim in a judicial forum that they find favorable.  In addition, please revise your disclosure here and elsewhere to clarify if this provision applies to purchasers in secondary transactions

Pages 17-18 and page 80 of the Form 20-F have been revised accordingly.

Government regulations relating to mineral rights tenure, permission to disturb areas and the right to operate, page 13

4.
Provide here and in your Business Overview section updated disclosure regarding any material legal or regulatory developments relating to the mining project at Rhyolite Ridge.  If there is a final rule listing the buckwheat as an endangered species or if there is an adverse decision regarding the critical habitat designation, please consider adding a new risk factor to highlight the practical impact. In the event of adverse developments in this area, discuss in the Business Overview section the potential next steps that would be available to the company, and advise us whether your reference in the Introduction at page 1 to conducting operations at Rhyolite Ridge in an “environmentally sustainable manner” would require revision.

We acknowledge that if there are adverse regulatory developments regarding our development of the Rhyolite Ridge Project, we will need to revise the Risk Factors and Business Overview sections of the Form 20-F accordingly. We have concluded that the reference on page 1 does not require revision because we have not at this time experienced significant adverse and unforeseen environmental developments.

Mineral Resource Estimate, page 28

5.
We note your disclosure of mineral resources and reserves in your filing.  Please modify your disclosure to include the cutoff grade, metallurgical recovery, and commodity prices used to estimate your mineral resources and reserves. See Item 1304(d) and 1304(f) of Regulation S-K.

Pages 29-31 of the Form 20-F have been updated accordingly.

April 28, 2022

Confidential Treatment Requested by ioneer Ltd
Pursuant to 17 C.F.R. Sec. 200.83
Property, Plant and Equipment, page 34

6.	We note your individual property disclosure is incomplete. Please modify your disclosures to comply with Item 1304(b) of Regulation S-K.

Pages 36-37 of the Form 20-F have been updated accordingly.

Operating and Financial Review and Prospects, page 35

7.
We note you state that a portion of your capital expenditures have focused on your pilot plant. Please expand your disclosure here and elsewhere to discuss your pilot plant and its relevance to your operations.

Pages 32-33 of the Form 20-F have been revised accordingly.

Directors, Senior Management and Employees

Directors, Senior Management and Employees, page 40

8.
Please disclose the date that Mr. Rowe was appointed Chief Executive Officer. In addition, please disclose when Mr. Calaway became Executive Chairman and provide the dates when he served as the non-executive chairman of Orocobre Ltd. We note the referenced dates of the employment agreements at page 45.

Page 44 of the Form 20-F has been revised accordingly.

Major Shareholders and Related Party Transactions, page 49

9.	Please revise your disclosure to identify the natural person(s) who have voting or investment control with respect to the ordinary shares held by Centaurus Capital LP and Sibanye-Stillwater.

Page 54 of the Form 20-F has been revised in response to the Staff’s comment.

Sibanye-Stillwater has advised us that, as a publicly-traded entity, it has a board of directors, a chief executive officer and a chief financial officer, as well as other individuals, who have significant and material input into investments made by Sibanye-Stillwater.  As such, there is no natural person who has voting or investment control over the Company’s securities beneficially owned by Sibanye-Stillwater.

Financial Statements

4.5 Exploration and evaluation expenditure, page F-15

10.
You disclose that “once a development decision has been taken, all past and future exploration and evaluation assets in respect of the area of interest are tested for impairment and transferred to the cost of development.” Please revise to further clarify the “development decision” that needs to be made, including details about the factors considered in making this decision and why it is required to demonstrate technical feasibility and commercial viability under paragraph 17 of IFRS 6. In addition, revise to disclose the types of costs recognized as exploration and evaluation assets. Refer to paragraph 9 of IFRS 6.

Page F-16 of the Form 20-F has been revised accordingly.

April 28, 2022

Confidential Treatment Requested by ioneer Ltd
Pursuant to 17 C.F.R. Sec. 200.83
Events after reporting date, page F-29

11.
We note from your disclosure on page 38 that subsequent to the end of fiscal 2021, you announced a proposed placement of 145.9 million shares at an issue price of A$0.6553 per share to Sibanye-Stillwater which was approved by shareholders at an Extraordinary General Meeting held on October 21, 2021. We also note your financial statements for the year ended June 30, 2021 was authorized for issuance in accordance with a resolution of the Directors on December 7, 2021.  Please disclose the issuance of these shares in your footnote for events after the reporting period pursuant to paragraph 22 of IAS 10.  In addition, tell us why such planned issuance was not disclosed at Note 2.5 Earnings per Share pursuant to paragraph 70(d) of IAS 33.

The Company’s June 30, 2021 financial statements were approved via a board resolution on September 15, 2021 and filed the same day with the Australian Stock Exchange. The December 7, 2021 date references the approval of the PCAOB financial statements. The announcement of the share placement with Sibanye and strategic partnership did not occur until September 16, 2021. The EGM occurred on October 21, 2021, and the closing of the private placement occurred on October 28, 2021.

After considering the scope of reportable events under IAS 10, the Company and its auditors concluded that a subsequent events footnote with respect to the share issuance is not required because the decision to issue shares occurred after the financial statements were published and the audit opinion was issued.  On the same basis, Note 2.5 to the financial statements was not updated pursuant to IAS 33.

The Form 20-F has been revised to include the Company’s half-year financial statements as of December 31, 2021.  These half-year financial statements reflect the issuance of the private placement shares to Sibanye Stillwater. Additionally, the text of Note 2.5 in the 20-F has been revised to clarify that the issuance of 145.9 million shares to Sibanye-Stillwater was not included in the EPS calculations because it was an event that occurred after the balance sheet date.

Exhibits

12.
Please file all material agreements as exhibits to your registration statement, including  your option agreement to purchase Rhyolite Ridge, your joint venture agreement and subscription agreement with Sibanye-Stillwater Limited, your offtake agreements with EcoPro and Jinma, and your boric acid Distribution and Sales Agreements with Kintamani Resources Pte Limited and Boron Bazar Limited, or tell us why you believe you are not required to do so. Refer to Item 4 of Instructions as to Exhibits of Form 20-F.

The Company has filed the Unit Purchase and Subscription Agreement, by and among Rhyolite Ridge Holdings LLC, Ioneer Ltd and Sibanye Stillwater Limited as Exhibit 10.1 to the Form 20-F. The list of exhibits on page 81 of the Form 20-F has been revised accordingly. The Company’s existing joint venture agreement between the Company and Sibanye is not material to the Company because it does not currently govern any substantial operations of the Company.  When certain conditions in the Unit Purchase and Subscription Agreement are met, Sibanye will provide funding for the project and the parties will negotiate and execute a new joint venture agreement.  The Company will make a determination at that time as to whether the new joint venture agreement is a material agreement and required to be disclosed.

The Company believes that the option agreement, offtake agreements and boric acid agreements are ordinary course contracts upon which it is not currently substantially dependent.  As a result, the Company is not filing these agreements, in accordance with Item 4 of the Instructions as to Exhibits of Form 20-F.

April 28, 2022

Confidential Treatment Requested by ioneer Ltd
Pursuant to 17 C.F.R. Sec. 200.83

13.	Please file your employment agreements with your directors and officers as exhibits to your registration statement. See Item 4(c) to Instructions as to Exhibits of Form 20-F.

In accordance with Instruction 4.(c)(v) to Form 20-F, the Company is not required to file the employment agreements with its directors and officers because public filing of such agreements is not required in the Company’s home country and are not otherwise publicly disclosed by the Company. Accordingly, the Company has not filed these agreement as exhibits to the Form 20-F.

Exhibit 17.1 - Terms of Reference and Purpose, page 2-1, page 22

14.	We note the effective date stated on the cover of this report is different than the date in this section. Please clarify the effective date of this report to be consistent throughout this document.

The effective date of the original technical report summary (the “TRS”) was September 30, 2021; however, the effective date of the resource and reserve estimate was made of March 17, 2020, with no known material changes to resources and reserves between March 17, 2020 and September 30, 2021. The effective date of the TRS has been revised to February 28, 2022. The statement in the terms of reference (Section 2.2) has been updated to reflect the original date of the resources and reserves, with no known material changes in resources and reserves between March 17, 2020 and February 28, 2022.

Exhibit 17.1 - Property Location, page 3-1, page 30

15.	Please locate your property as specified by Item 601(b)(96)(B)(3).

Section 3 of the TRS has been revised to incorporate updates in accordance with 601(b)(96)(B)(3).

Exhibit 17.1 - Mineral Resource Estimate, page 11-17, page 107

16.
We note your cut-off grade referencing only the boron component. Please modify your filing and include the lithium component with your cut-off grades as referenced on page 12-10, in this section and elsewhere in your filing.

The cut-off grade for resources was limited to boron only because the boron grade was the determining resource for ore zone domaining. For reserve targeting, boron only was used initially for cut-off grade, but a lithium cut-off grade was established during preparation of the TRS as a check for lithium influence on the potential reserves.  This check of reserve blocks used in the feasibility study confirmed that all reserves exceeded the 740 lithium grade, and therefore this grade does not affect the reserve calculations.  As a result, references to a lithium cut-off grade have been removed from the updated TRS.

Exhibit 17.1 - Mineral Resource Estimate, page 11-17, page 108

17.
We note your resource mining cost for your resource cut-off grade is different than that the mining cost used to estimate your reserve cut-off grade, which was derived from the Golder OPEX Cost Model - June 2018. Please explain why these different mining costs were used and supplementally provide a working excel copy of the Golder OPEX Cost Model - June 2018.

April 28, 2022

Confidential Treatment Requested by ioneer Ltd
Pursuant to 17 C.F.R. Sec. 200.83

The resources and reserve cut-off grade estimates were developed separately and at different stages of the project. As the feasibility study progressed, unit cost estimates were updated. Resources were prepared in advance of reserves and at early stage of the feasibility study.  The mining cost estimates available during the resource cut-off estimate preparation were from earlier study estimates, which was a less refined version of the costs used for reserve cut-off grade estimation.

The mining cost used for the resource cut-off grade and pit shell was the mining cost stated in the RPM 2018 Global Prefeasibility Quarry Study (Rhyolite Ridge) (the “RPM PFS Report”) and RPM 2018 PFS cost model (the “RPM PFS Cost Model”).  The reference in the original TRS to a “June 2018 Golder OPEX Cost Model” was erroneous.  Such a model does not exist and references to have been removed from the updated TRS.

The mining cost used for the reserve cut-off grade and pit shell was a later developed unit mining cost based on updated cost components for fuel, labor, equipment vendor cost estimates, and other items.

Development of the $2.07 mining cost used in the reserve cut-off grade and pit optimization was a multi-step process:

•	The mining cost per ton of ore, ($12.76) was extracted from an intermediate Fluor OPEX model which contained updated unit costs based on work performed after the RPM PFS Report.

•	The total mining cost per ton of ore was divided by the stripping ratio to yield a cost per ton of rock ($1.62).

•	An additional $0.45 was added to the cost per ton of rock to account for R&M. This yields a mining cost of $2.07 per ton of rock.

Copies of the RPM PFS Report and the RPM PFS Cost Model have been provided to the Staff separately as supplementary materials in accordance with Rule 418(b) and Rule 83.

Exhibit 17.1 - Rhyolite Ridge Cut-off Grade Estimate, page 12-9, page 123

18.
We note you used a Lithium Carbonate Equivalent (LCE) to estimate your shipping costs in Table 12.2 and that all materials shipped (lithium carbonate, lithium hydroxide, and boric acid) will cost $145/ton. Please explain why the LCE is appropriate considering the total material shipped of boric acid and lithium carbonate/hydroxide will exceed 27 tons.

Because multiple products could be produced from the same ore and same ore block in the resource model, a single equivalent value or LCE was estimated for all potential product value in each resource block to analyze a proper pit optimization to select or reject blocks to be converted from resource to reserves.

Section 12.2.5.2 of the TRS has been amended to clarify and explain the use of the LCE in the pit optimization process. QP acknowledges that total product tons to be shipped are greater than the LCE tons, but this method was only used for the cut-off grade and pit optimization and this method does not produce a materially different result than applying transportation costs to all anticipated tons.

For the mine plan and economic analysis, individual product quantities were estimated and reported.

A uniform shipping rate per product ton was applied to all products because specific customer destinations were not yet identified, but production was assumed to be targeting Asia at the time of the estimate, and a general Asian transportation cost was applied.

April 28, 2022

Confidential Treatment Requested by ioneer Ltd
Pursuant to 17 C.F.R. Sec. 200.83

Exhibit 17.1 - Pit Targeting Assumptions, page 12-11, page 125

19.
We note the ore processing cost in this table was derived from the Fluor OPEX Cost Model - June 2018, but it is significantly different that that used to calculate your cutoff grades. Please explain these inconsistencies and supplementally provide a working excel copy of the Fluor OPEX Cost Model - June 2018.

The ore processing cost used was the same cost as for the cut-off grade.  The pit targeting assumptions in the original TRS mistakenly indicated that these were different, and the updated TRS has been corrected. In addition, the reference to a “June 2018 Fluor OPEX Cost Model” was erroneous.  This model does not exist and the updated TRS has removed references to this model.  The correct reference for processing costs is the RPM PFS Report and RPM PFS Cost Model.  All process costs use for resource and reserve cut-off grade and pit optimization used the costs from this report.

The reference in Table 12.3: Pit Targeting Assumptions has been updated to reflect that the same processing unit costs were used throughout the resource and reserve cut-off grade and pit targeting exercises and that the RPM 2018 PFS was the source of the Ore Processing Cost.

Copies of the RPM PFS Report and the RPM PFS Cost Model have been provided to the Staff separately as supplementary materials in accordance with Rule 418(b) and Rule 83.

Exhibit 17.1 - Summary of Annual Plant Feed from the Measured, Indicated, and Inferred

Resource Classifications, pages 13-10 and 18-7, page 144

20.
We note you have included inferred resources in the production schedule used to demonstrate the economic viability of your reserves. Please remove all inferred resources from your economic analysis. See Item 1302(e)(6).

The Company’s reserve estimate did not reflect inferred resources, although such inferred ROM tons were reflected in the economic analysis and assumed to contribute to production costs and revenues. The updated TRS has been revised to remove inferred resources from the mine plan and projected cash flow analysis.  Such removal does not affect the Company’s reserve estimates.

Exhibit 17.1 - Market Studies, page 16-1, page 194

21.
Please supplementally provide the technical reports and other information that establishes the legal, technical, and economic viability of your mining property. See Item 1301(d)(2) of Regulation S-K. The documents requested are as follows:

•	Benchmark Mineral Intelligence - Lithium Price Assessment.
•	Macquarie Group - Lithium Market Outlook.
•	Roskill - Lithium Outlook to 2031.
•	Maia Research Company - Global Borates Industry Market Research.
•	Shanghai Metal Market - China Boric Acid Market Study.
•	2018 Preliminary Feasibility Study
•	Definitive Feasibility Study - Ioneer Rhyolite Ridge, Fluor - March 2020.

April 28, 2022

Confidential Treatment Requested by ioneer Ltd
Pursuant to 17 C.F.R. Sec. 200.83

These documents should be formatted as Adobe PDF files. Please also provide the name and phone number for a technical person whom our engineer may call, if they have technical questions about your resources and reserves. Please contact our Mining Engineer, George K. Schuler, at (202) 551-3718 to arrange for the submission of the information outlined above. Please note, electronic submissions can only be destroyed and not returned, as provided in Rule 418(b) of Regulation C.

These supplementary materials have been provided to the Staff separately in accordance with Rule 418(b) and Rule 83.

Exhibit 17.1 - Lithium Price and Volume Forecasts, page 16-2, page 195

22.
We note you did not disclose the time period identifying when the consensus price forecast were prepared. Please state the date of your forecast estimates and the reasons justifying the selection of that time frame. See Item 601(b)(96)(b)(12)(iii).

The price forecast assumptions came from (1) Roskill Information Service’s (Roskill) pricing forecast (updated November 2019) and (2) Benchmark Mineral Intelligence (Benchmark) First Quarter 2020. The reasons the Company used these sources include:

•
The lithium market is not as mature as other commodities.  For example, there is no single futures pricing source recognized by market participants. The Company therefore relies on third party forecasts for its estimates.

•
Benchmark and Roskill (acquired by Wood Mackenzie in 2021) are internationally recognized research organizations that particularly focus on lithium supply and demand dynamics used by suppliers and customers to help make pricing decisions.

•	Benchmark and Roskill periodically update their respective long-term forecasts.

•
In the case of economic analysis, for each firm, the Company used the most recent Roskill and Benchmark forecasts published prior to Fluor financial model release (see Section 16 of the updated TRS for dates of sources) because it was the most current information available from these sources.

The Benchmark and Roskill spreadsheet data have been provided to the Staff separately as supplementary materials in accordance with Rule 418(b) and Rule 83.

April 28, 2022

Confidential Treatment Requested by ioneer Ltd
Pursuant to 17 C.F.R. Sec. 200.83

Exhibit 17.1 - Lithium Price and Volume Forecasts, page 16-2, page 196

23.
We note you do not state whether your forecast prices are for battery grade or technical grade products. Please clarify this within your technical report and provide the specifications for your salable products.

The forecast prices for years one through three are for technical grade lithium carbonate. The forecasts for year four and beyond are based on the sale of battery grade (99.5%) lithium hydroxide. The Company intends to produce and sell 98.5% lithium carbonate during the first three years and 99.5% lithium hydroxide thereafter.

The economic model includes a capital investment for a lithium hydroxide purification circuit in year three, enabling the further refinement of technical grade lithium carbonate to battery grade lithium hydroxide.

Clarifying text has been added to Section 16.1.3 with the information listed above.

Exhibit 17.1 - Results of Economic Analysis, page 19-3, page 238

24.
We note you did not disclose a complete economic analysis in this section. Your economic analysis should disclose your production, price, revenues, capital, sustaining capital, reclamation, operating costs, royalties, taxes, and pre/post tax cash flows on an annual basis. Please modify your filing to provide these details and summarize the results on an after-tax basis. Also please supplementally provide a working excel copy of the Fluor financial model.

Table 19.3 of the TRS has been updated accordingly. The Fluor financial model has been provided to the Staff separately as supplementary material in accordance with Rule 418(b) and Rule 83.

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Pursuant to 17 C.F.R. § 200.83, the Company is also requesting that confidential treatment be afforded to this letter and the Registration Statement being submitted with this letter. As requested by the Staff, the Company is submitting this request for confidential treatment by filing this letter electronically by using submission type DRSLTR and is not separately sending paper copies of this request and the materials to the Commission’s Freedom of Information Act Office.

If you have any questions regarding this confidential submission, please call me at (212) 351-2389 or e-mail me at escarazzo@gibsondunn.com.

Very truly yours,

/s/ Eric Scarazzo

Eric Scarazzo
Gibson, Dunn & Crutcher LLP

cc: Ian Bucknell, Chief Financial Officer and Company Secretary of ioneer Ltd John Gaffney, Gibson Dunn & Crutcher LLP